UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      INTERACTIVE TELEVISION NETWORKS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45840V100
                                 (CUSIP Number)

                                October 20, 2005
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pentagon Bernini Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,761,987
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,761,987
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,761,987
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9910%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Olympia Capital (Ireland) Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,761,987, all of which are held by Pentagon Bernini Fund,
                    Ltd. ("PBF"), which is controlled by Olympia Capital
                    (Ireland) Limited ("OCI").
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,761,987, all of which are held by PBF, which is controlled by OCI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,761,987
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9910%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pentagon Capital Management Plc
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,761,987, all of which are held by PBF. Pentagon
                    Capital Management Plc ("PCM") is an investment advisor
                    to PBF. Hamilton Fiduciary Services Limited ("HFSL") and
                    Warwick Fiduciary Services Limited ("WFSL") are each a
                    director of PBF. PCM, HFSL and WFSL collectively control
                    the investments of PBF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 2,761,987, all of which are held by PBF. PCM is an investment advisor to PBF. HFSL and WFSL are each a director of PBF. PCM, HFSL and WFSL collectively control
                    the investments of PBF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,761,987
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9910%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hamilton Fiduciary Services Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,761,987, all of which are held by PBF. HFSL and WFSL are each a director of PBF. PCM is an investment advisor to PBF.
                    HFSL, PCM and WFSL collectively control the investments of
                    PBF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 2,761,987, all of which are held by PBF. HFSL and WFSL are each a director of PBF. PCM is an investment advisor to PBF. HFSL, PCM and WFSL collectively control the investments of PBF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,761,987
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9910%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 6 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warwick Fiduciary Services Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,761,987, all of which are held by PBF. WFSL and HFSL are each a director of PBF. PCM is an investment advisor to PBF.
                    WFSL, PCM and HFSL collectively control the investments of
                    PBF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 2,761,987, all of which are held by PBF. WFSL and HFSL are each a director of PBF. PCM is an investment advisor to PBF. WFSL, PCM and HFSL collectively control the investments of PBF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,761,987
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9910%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 7 of 12 Pages
-------------------                                           ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Interactive Television Networks, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 28202 Cabot Avenue, Suite 300, Laguna Niguel, California 92677.

Item 2. Reporting Person and Security.

      (a) Pentagon Bernini Fund, Ltd. ("PBF") is an international business company incorporated under the laws of the British Virgin Islands. Olympia Capital (Ireland) Limited ("OCI") is a corporation organized under the laws of the Republic of Ireland. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered under the laws of England and Wales with company number 03657659. Hamilton Fiduciary Services Limited ("HFSL") and Warwick Fiduciary Services Limited ("WFSL") are exempted companies incorporated with limited liability under the laws of Bermuda. PBF is controlled by OCI. PCM is an investment advisor to PBF. HFSL and WFSL are each a director of PBF. PCM, HFSL and WFSL collectively control the investments of PBF. PBF, OCI, PCM, HFSL and WFSL are referred to herein as the "Reporting Persons."

      (b) The business address for PBF and PCM is 88 Baker Street, London, England W1U 6TQ. The business address for OCI is Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland. The business address for HFSL and WFSL is Williams House, 20 Reid Street, Hamilton, Bermuda HM11.

      (c) PBF was incorporated under the laws of the British Virgin Islands. OCI was incorporated under the laws of the Republic of Ireland. PCM was incorporated under the laws of England and Wales. HFSL and WFSL are exempted companies incorporated with limited liability under the laws of Bermuda.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 45840V100.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 8 of 12 Pages
-------------------                                           ------------------

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_|   An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

(f)   |_|   An employee benefit plan or endowment fund in accordance with ss.
            240.13d-1(b)(1)(ii)(F).

(g)   |_|   A parent holding company or control person in accordance with ss.
            240.13d-1(b)(1)(ii)(G).

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813).

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3).

(j)   |_|   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On October 20, 2005, PBF acquired a debenture of the Issuer in the aggregate principal amount of $4,000,000.00 (the "Debenture") and warrants to purchase 1,000,000 shares of Common Stock pursuant to a Securities Purchase Agreement ("Purchase Agreement") between PBF and the Issuer. The indebtedness (principal plus unpaid interest) outstanding under the Debenture may be converted, in whole or in part, into shares of Common Stock by dividing the amount to be converted by the conversion price (the "Conversion Price"). The Conversion Price is equal to $2.00, subject to adjustment upon certain specified events set forth in the Debenture. The Issuer is required to pay interest on the principal balance outstanding under the Debenture from time to time at the rate of 17% per year and is entitled to make up to 50% of each interest payment by issuing additional debentures with the same terms as the Debenture.

      The document governing the terms of the warrants contains a provision prohibiting PBF from exercising warrants for shares of Common Stock if doing so would result in the Reporting Persons and their affiliates beneficially owning shares of Common Stock that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Debenture contains a provision prohibiting PBF from converting any amount outstanding under the Debenture into shares of Common Stock if doing so would result in the Reporting Persons and their affiliates beneficially owning shares of Common Stock that represent more than 9.9910% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result, the Reporting Persons do not beneficially own more than 9.9910% of the outstanding Common Stock.

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 9 of 12 Pages
-------------------                                           ------------------

      As of October 20, 2005, none of the Reporting Persons had record ownership of any Common Stock.

      The right to vote and the right to dispose of shares beneficially owned by PBF are shared among all of the Reporting Persons.

      Assuming that the Issuer had 24,882,767 shares of Common Stock outstanding as of October 20, 2005, which is the number stated by the Issuer in the Purchase Agreement to be outstanding as of September 27, 2005, each of the Reporting Persons had, on October 20, 2005, beneficial ownership of 2,761,987 shares of Common Stock which represented 9.9910% of the Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 10 of 12 Pages
-------------------                                          -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2005                PENTAGON BERNINI FUND, LTD.

                                        By:  /s/ William F. Maycock
                                             -----------------------------
                                             Authorized Signatory
                                             Hamilton Fiduciary Services Limited
                                             Corporate Director


Dated: November 22, 2005                OLYMPIA CAPITAL (IRELAND) LIMITED

                                        By:  /s/ John Walley
                                             -----------------------------
                                        Its: Director


Dated: November 22, 2005                PENTAGON CAPITAL MANAGEMENT PLC

                                        By:  /s/ Jafar Omid
                                             -----------------------------
                                        Its: Authorized Signatory


Dated: November 22, 2005                HAMILTON FIDUCIARY SERVICES LIMITED

                                        By:  /s/ Peter D. Liabotis
                                             -----------------------------
                                        Its: Authorized Signatory


Dated: November 22, 2005                WARWICK FIDUCIARY SERVICES LIMITED

                                        By:  /s/ Peter D. Liabotis
                                             -----------------------------
                                        Its: Authorized Signatory

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 11 of 12 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP No.US 14067D1028                                       Page 12 of 12 Pages
----------------------                                       -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Interactive Television Networks, Inc. beneficially owned by Pentagon Bernini Fund, Ltd., Olympia Capital (Ireland) Limited, Pentagon Capital Management Plc, Hamilton Fiduciary Services Limited and Warwick Fiduciary Services Limited and such other holdings as may be reported therein.

Dated November 22, 2005

PENTAGON BERNINI FUND, LTD.

By:  /s/ William F. Maycock
     -----------------------------
     Authorized Signatory
     Hamilton Fiduciary Services Limited
     Corporate Director


OLYMPIA CAPITAL (IRELAND) LIMITED

By:  /s/ John Walley
     -----------------------------
Its: Director


PENTAGON CAPITAL MANAGEMENT PLC

By:  /s/ Jafar Omid
     -----------------------------
Its: Authorized Signatory


HAMILTON FIDUCIARY SERVICES LIMITED

By:  /s/ Peter D. Liabotis
     -----------------------------
Its: Authorized Signatory


WARWICK FIDUCIARY SERVICES LIMITED

By:  /s/ Peter D. Liabotis
     -----------------------------
Its: Authorized Signatory